

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, CA 91101

      Re: Alexandria Real Estate Equities, Inc.
              Form 10-K for the Year Ended December 31, 2010
              File No. 1-12993

Dear Mr. Marcus:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item1. Business, page 2

1.   In future periodic reports, please provide disclosure regarding the weighted average capitalization rates on your acquisitions, dispositions, and completed developments during the period. Please disclose how you calculate capitalization rates for these purposes.

Item 6. Selected Financial Data, page 41

2.   We note in "other data" you provide trend information regarding occupancy of operating properties. In future periodic reports, please provide disclosure regarding historical average rent trends or advise us why you do not believe this is an appropriate performance indicator.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 43

3.   Please advise us whether management considers same store net operating income a key performance indicator. We may have further comments.

Leasing, page 45

4.   In future periodic reports, please include disclosure regarding tenant concessions, such as free rent, granted with respect to space leased during the period.

Critical accounting policies

Capitalization of costs, page 49

5.   We note that you capitalize significant indirect costs such as interest, payroll, and other G&A costs as it relates to your development activity. Please tell us the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

Liquidity and capital resources, page 55

6.   In future periodic reports please supplement your discussion of sources of cash with a discussion of anticipated cash uses for the remaining fiscal year, including anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments.

Capital expenditures, tenant improvements, and leasing costs, page 58

7.   We note that you incur significant capital expenditures related to tenant improvements, new development, and redevelopment projects. We also note that you disclose total capital expenditures by year. In future filings please break down total capital expenditures by year for development, redevelopment, tenant improvements, and other recurring cap-ex.

8.   Please separately quantify for us the amount of payroll and other general and administrative expenses capitalized or deferred in each of the three years ended December 31, 2010, for 1) direct construction, redevelopment, and development costs and 2) payroll costs directly related and essential to your leasing activities.

Notes to Consolidated Financial Statements

Note 2 – Basis of presentation and summary of significant accounting policies, page F-10

9.   Please tell us whether you have had significant predevelopment/acquisition costs where you have abandoned the project and taken development charges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief